# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunnova Energy International Inc., CIK 0001772695
CUSIP: 86745K104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 20 East Greenway Plaza, Suite 540, Houston, Texas (TX), 77046
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-029847
Filed by CIK 0001707921

## Reporting persons
- ECP ControlCo, LLC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners GP III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-A, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-B, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-C, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III-D, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners GP III Co-Investment (Sunnova), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Energy Capital Partners III (Sunnova Co-Invest), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Starlight Public GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Starlight Guarantor (Public), LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Sunnova Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ECP Sunnova Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sunnova Energy International Inc.
Address of issuer's principal executive offices: 20 East Greenway Plaza, Suite 540, Houston, TX 77046

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

ECP ControlCo, LLC ("ECP ControlCo");
Energy Capital Partners III, LLC ("ECP GP");
Energy Capital Partners GP III, LP ("ECP Fund GP");
Energy Capital Partners III, LP ("ECP III");
Energy Capital Partners III-A, LP ("ECP III-A");
Energy Capital Partners III-B, LP ("ECP III-B");
Energy Capital Partners III-C, LP ("ECP III-C");
Energy Capital Partners III-D, LP ("ECP III-D" and together with ECP III, ECP III-A, ECP, ECP III-B and ECP III-C, the "ECP Funds");
Energy Capital Partners GP III Co-Investment (Sunnova), LLC ("ECP Sunnova GP");
Energy Capital Partners III (Sunnova Co-Invest), LP ("ECP Sunnova");
ECP Starlight Public GP, LLC ("Starlight LLC")
ECP Starlight Guarantor (Public), LP ("Starlight LP")
ECP Sunnova Holdings GP, LLC; and
ECP Sunnova Holdings, LP ("ECP Sunnova Holdings").
Address of principal business office or, if none, residence: The business address for each of the Reporting Persons is 40 Beechwood Road, Summit, NJ 07901.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference into this Item 4. This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2024, the Reporting Persons do not beneficially own any shares of Common Stock.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ECP ControlCo, LLC.: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III, LLC: By: ECP ControlCo, LLC, its managing member, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners GP III, LP: By: Energy Capital Partners III, LLC, its general partner, By: ECP ControlCo, LLC, its managing member, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III, LP: By: Energy Capital Partners GP III, LP, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III-A, LP: By: Energy Capital Partners GP III, LP, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III-B, LP: By: Energy Capital Partners GP III, LP, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III-C, LP: By: Energy Capital Partners GP III, LP, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III-D, LP: By: Energy Capital Partners GP III, LP, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners GP III Co-Investment (Sunnova), LLC: By: Energy Capital Partners III, LLC, its managing member, By: ECP ControlCo, LLC, its managing member, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- Energy Capital Partners III (Sunnova Co-Invest), LP: By: Energy Capital Partners GP III Co-Investment (Sunnova), LLC, By: Energy Capital Partners III, LLC, By: ECP ControlCo, LLC, /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/10/2025)
- ECP Starlight Public GP, LLC: /s/ Christopher Leininger, Christopher Leininger, Executive Vice President & General Counsel (02/10/2025)
- ECP Starlight Guarantor (Public), LP: By: ECP Starlight Public GP, LLC, its general partner, /s/ Christopher Leininger, Christopher Leininger, Executive Vice President & General Counsel (02/10/2025)
- ECP Sunnova Holdings GP, LLC: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (02/10/2025)
- ECP Sunnova Holdings, LP: By: ECP Sunnova Holdings GP, LLC, its general partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (02/10/2025)
Comment: Joint Filing Agreement (incorporated by reference to https://www.sec.gov/Archives/edgar/data/1707921/000119312521036289/d124417dex99.htm)